FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

On January 14, 2014, Banco de Chile released updated information regarding its financial results and operations.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Presentation of Information

On January 14, 2014, Banco de Chile released its unaudited consolidated financial statements as of and for the nine months ended September 30, 2012 and September 30, 2013, which are attached hereto as Exhibit 1. These financial statements were prepared in Chilean pesos and in accordance with International Financial Reporting Standards in effect from time to time as issued by the International Accounting Standards Board (“IFRS”). IFRS differ in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP and readers should avoid any such comparison.

In this current report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(u) to our audited consolidated financial statements in our Form 20-F for the year ended 2012 (our “2012 Annual Report”)), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2012 one UF equaled Ch$22,840.75 and as of September 30, 2013 one UF equaled Ch$23,091.03.

This current report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements as of and for the year ended December 31, 2012 or our unaudited consolidated financial statements as of and for the nine months ended September 30, 2012 and September 30, 2013 (the “Unaudited Consolidated Financial Statements”) or could be converted into U.S. dollars at the rates indicated. Until November 30, 2011, we applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate our financial statements from Chilean pesos to U.S. dollars. However, beginning December 1, 2011, we adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. Thus, unless otherwise indicated, the U.S. dollar amounts presented herein have been translated from Chilean pesos based on the exchange rate of accounting representation on December 31, 2012 or September 30, 2013, each as determined by our Treasury and Money Market Operations segment, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. The exchange rate of accounting representation on December 31, 2012 was Ch$479.47 = US$1.00 and on September 30, 2013 was Ch$504.67 = US$1.00.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this current report to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system as compared to our financial information presented in this current report are based on information published periodically by the Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions, or “SBIF”), which is published under Chilean GAAP and prepared on a consolidated basis. All references to total past-due loans are to loan installments that are 90 or more days overdue and the remaining outstanding balance of such loan (principal and interest).

According to Chilean regulations, regulatory capital (“Regulatory Capital”) consists of:

•	basic capital, which is composed of our paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches (“Basic Capital”); and

•	supplementary capital, which is composed of the following: (i) our subordinated bonds, considered at issue price (reduced by 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of our Basic Capital; plus (ii) our voluntary allowances for loan losses (up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation); minus (iii) our goodwill and unconsolidated investments in companies.

Certain figures included in this current report have been rounded for ease of presentation. Percentage figures included in this current report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this current report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2012. Certain other amounts that appear in this current report may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

Overview

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market.

According to information published by the SBIF, as of September 30, 2013, excluding operations of subsidiaries abroad, we were the largest bank in Chile in terms of total loans with a market share of 19.3%, the largest provider of commercial loans in Chile with a market share of 19.6%, the largest bank in Chile in terms of current accounts and demand deposits with a 24.2% market share, the second-largest provider of consumer loans in Chile with a market share of 21.5% and the second-largest non-governmental bank in Chile in terms of residential mortgage loans with a market share of 17.4%. Also according to the SBIF, including operations of subsidiaries abroad, as of September 30, 2013, we were the largest bank in Chile in terms of net income with a market share of 29.5% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 32.5%. According to the Chilean Association of Mutual Funds, as of September 30, 2013, we were the largest provider of mutual funds management services in Chile with a market share of 21.6%.

For the nine months ended September 30, 2013, the Chilean economy has shown some signs of slowdown following three years of sustained growth. GDP growth was 4.5% for this period as compared to the 5.5% expansion recorded in the same period of 2012. The lower economic growth has been characterized by a decrease in investment since the same period in 2012, which recorded a 7.0% annual increase for the nine months ended September 30, 2013 as compared to the 10.2% rise recorded in the same period of 2012. Conversely, household consumption remained strong by posting a 5.7% annual increase as of September 30, 2013, with respect to the annual increase of 5.2% posted as of September 30, 2012. Investment deceleration has been fueled by the completion of the mining investment cycle and energy infrastructure projects that were postponed due to environmental issues. There has also been a moderate deceleration in investment rates associated with real estate. Although demand for housing continues to be strong, there has been a correction in the construction sector amid tighter credit policies by banks. As for consumption, higher expansion rates were influenced by an increase in consumption of both durable and non-durable goods.

Regarding prices, in line with declining economic activity, inflation has stayed low relative to the Central Bank’s targets. As of September 30, 2013, inflation was 1.9% year-to-date and 2.0% for the last twelve months. Inflation has remained at low levels primarily because of the decrease in international oil prices and few changes in core inflation measures.

As a result, the Central Bank has decided to ease monetary policy; the monetary policy interest rate has been cut by 25 bp twice since October 2013, from 5.0% to 4.5%. The measures taken by the Central Bank are in line with low inflationary pressures and a moderate slowdown in internal demand. These actions are also intended to promote higher consumption and investment, since many GDP growth forecasts have been revised downward by the Central Bank and market analysts. As of January 13, 2014, the monetary policy interest rate was 4.50%.

Inflation

In the past, Chile experienced high levels of inflation that affected the financial condition and results of most industries. Nevertheless, since the 1990s, inflation has been kept under control through responsible monetary policy and an independent Central Bank. Over the last three years, inflation has been conditioned on local economic dynamics. In fact, due to the slowdown in the global and local economy, during 2009 inflation turned negative and closed the year with a deflation of 1.4%. Conversely, throughout 2010, inflation returned to more normal levels and was within the long-term range of 2.0% to 4.0% per year targeted by the Central Bank, ending the year at 3.0%. In 2011, increased economic activity—led by private consumption—and high international prices of oil and food fostered inflation of 4.4% in 2011, with inflation declining again in 2012 to 1.5%. Inflation for the nine-month period ended September 30, 2013 was 1.9% and for the last twelve months ended September 30, 2013 was 2.0%. Figures for 2012 and 2013 have been below market expectations following a decrease in international oil prices that translated into lower prices for transportation and public services.

An increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

•	a substantial portion of our assets and liabilities are denominated in UFs, a unit that is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income; and

•	the interest rates earned and paid on peso-denominated assets and liabilities to some degree reflect current inflation and its current expectations.

UF-Denominated Assets and Liabilities.    The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the following month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$22,840.75 as of December 31, 2012 and Ch$23,091.03 as of September 30, 2013. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$3,659,691 million (U.S.$7,251.65 million) during the nine months ended September 30, 2012 and Ch$4,255,042 million (U.S.$8,431.34 million) as of September 30, 2013. These figures exclude capital, reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information” in our 2012 Annual Report.

Peso-Denominated Assets and Liabilities.    Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing liabilities, such as peso-denominated current accounts and other peso-denominated demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 63.5% for the nine months ended September 30, 2012 and 63.2% for the nine months ended September 30, 2013. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin” in our 2012 Annual Report.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, in part, inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. As a consequence of strong recovery signs for the economic activity and the more normalized inflationary environment, the Central Bank began to withdraw monetary stimulus in June 2010, when it increased the monetary policy annual interest rate to 1.00% from the 0.5% maintained during the first half of that year. Since June 2010, the Central Bank has repeatedly raised the monetary policy interest rate, ending 2011 at 5.25%, down from the 3.25% level recorded in December 2010. Nevertheless, as a consequence of the tempered global slowdown during the last quarter of 2011 and uncertainty regarding the fiscal condition of some developed countries, the Central Bank decided to lower the reference interest rate by 0.25% on January 12, 2012.

Based on low inflation, increasing real wages and low unemployment, all of which resulted in higher than expected economic activity, the Central Bank decided to maintain the monetary policy interest rate steady at 5.00% during all of 2012. The monetary policy interest rate remained unchanged at 5.00% until October 2013, when the Central Bank applied a 25 basis point cut that repeated a month later. This decision was made in light of the slowdown witnessed in the local economy and stable prices. Accordingly, the monetary policy rate closed 2013 at 4.50%. As of January 13, 2014 the monetary policy interest rate was 4.5%.

Since our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the interest rates we pay on our liabilities before they are reflected in the interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short-term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more sensitive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso-denominated deposits, was 5.90% for 2012 and 5.28% for the nine months ended September 30, 2013. The average annual long-term nominal interest rate, based on the interest rate of the Central Bank’s five-year Chilean peso-denominated bonds, was 5.26% for 2012 and 5.14% for the nine months ended September 30, 2013.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. However, a significant part of this gap is covered by taking off-setting derivative positions. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in our foreign exchange position.

Critical Accounting Policies

There have been no material changes to our accounting policies since December 31, 2012.

The Bank currently applies, for the first time, certain standards and amendments such as IFRS 10—Consolidated Financial Statements, IFRS 11—Joint Arrangements, IFRS 12—Disclosure of Interest in Other Entities, IAS 19—Employee Benefits and IFRS 13- Fair Value Measurement, IAS 1—Presentation of Financial Statements and IFRS 7—Financial Instruments: Disclosure. The nature and effect of these changes are disclosed bellow.

IAS 1 Presentation of Items of Other Comprehensive Income.    This rule introduces a new grouping of items to be presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time now have to be presented separately from items that will never be reclassified. The amendment affected presentation only and had no impact on the Bank’s financial position or performance.

IFRS 7 Financial Instruments: Disclosures Offsetting Financial Assets and Financial Liabilities.    The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., cash collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The Bank has disclosed the impact of master netting agreements. None of these netting arrangements qualify for netting under the requirements of IAS 32; therefore, financial instruments subject to netting arrangements are presented on a gross basis in the balance sheet.

IFRS 10 Consolidated Financial Statements.    IFRS 10 establishes a single control model that applies to all entities including special purposes entities. IFRS 10 replaces the parts of previously existing IAS 27—Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC—12 Consolidation—Special Purposes Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank and its subsidiaries performed an in-depth analysis on all entities to which they are exposed or have rights to variable returns in order to determine if entities, other than wholly owned entities, need to be consolidated as result of controlling them under the new control definition. Although there is no impact as to entities that need to be consolidated, new disclosures are required by IFRS 12.

IFRS 11 Joint Arrangements.    IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, the entity that meets the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

Based on the above, the Bank has performed an in-depth review of its investment in Servipag Ltda. and Artikos Chile S.A. and has determined that these qualify as joint ventures. These entities were previously recorded under the equity method; therefore, there is no accounting impact. As result of the adoption of IFRS 12, some new disclosures are required for joint ventures.

IFRS 12 Disclosure of Interest in Other Entities.    IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. As mentioned above, the Bank has expanded and included new disclosures required by IFRS 12 for associates, joint arrangements and structured entities on this interim period, as none of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless required by significant events or transactions in the interim period.

IFRS 13 Fair Value Measurement.    IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as to “Debit Value Adjustment”).

IAS 19 Employee Benefits.    IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in Other Comprehensive Income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation; and, unvested past service costs are now recognized in profit or loss at the earlier of when the related restructuring or termination costs are recognized.

For more information on our critical accounting policies, please see “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” in our 2012 Annual Report.

Results of Operations for the Nine-Month Periods Ended September 30, 2012 and 2013

The consolidated financial information presented in this section for the periods ended September 30, 2012 and 2013 has been prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included financial information classified by the business segments that we use for internal reporting purposes. Information about our business segments is reported under our internal reporting policies in Chilean GAAP, which differ in significant respects from IFRS.

Net Income

The following table displays the main components of our net income, as detailed in our Unaudited Consolidated Financial Statements:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Net interest income	693,155	773,358	11.6%
Net fees and commissions income	212,500	215,854	1.6
Other income (loss), net	49,420	87,825	77.7
Provisions for loan losses	(118,551)	(154,460)	30.3
Operating expenses	(458,044)	(449,255)	(1.9)
Income attributable to associates	648	1,792	176.5

Income before income taxes	379,128	475,114	25.3
Income taxes	(41,631)	(64,218)	54.3

Net income	337,497	410,896	21.7%

Our net income totaled Ch$410,896 million for the nine months ended September 30, 2013. This represents a 21.7% annual increase as compared to the Ch$337,497 million recorded during the same period in 2012. This annual increase in results is notable in light of the macroeconomic scenario we faced during 2013, which has been characterized by low inflation (as measured for UF) and a tempered slowdown in economic activity. The main factors explaining our net income increase were as follows:

•	A loan book that continues to grow steadily. Our average loan balance increased by 9.0% as of September 30, 2013 as compared to a year earlier. This expansion has been primarily driven by growth in Retail Banking, with average loans increasing by 12.6%. On the other hand, our Wholesale Banking segment posted lower growth, with a 4.3% annual increase in average balances. These trends were the reflection of a local consumption rate that has remained solid and supported the demand for credit from individuals (mostly the higher and middle income segments) and SME banking. Conversely, growth in the wholesale market has been tempered by slowing investment rates and fierce competition from other banks and international debt markets. In addition to loan growth, we have experienced a slight uptick in overall lending spreads.

•	Non-interest bearing deposits that maintain attractive growth rates, encouraged by our high credit ratings. Our average balances of current accounts and demand deposits recorded a 10.1% increase. Our non-interest bearing liabilities fund an important portion of our assets (approximately 23.5%), which provides us with a significant competitive advantage within the Chilean banking industry. Thus, the expansion of these balances has benefited the funding of our interest earning assets amid a scenario of flat short-term interest rates.

•	Higher contribution from currency (UF) and term mismatches. Despite lower inflation, a temporary higher exposure to UF resulted in higher revenues. This was supplemented by a more sloped term structure of interest rates in 2013 as compared to 2012 that benefited term gapping.

•	Higher revenues from our investment portfolio. We recorded greater sales in our available-for-sale (“AFS”) portfolio of approximately Ch$7,716 million for the nine months ended September 30, 2013 as compared to the same period in 2012. This was mainly caused by the sale of our position in MasterCard shares for a gain of nearly Ch$4,600 million.

•	Fees and commissions that continue to represent an important source of revenues. Although our fee-based income rose slightly by 1.6% on a yearly basis, from Ch$212,500 million for the nine months ended September 30, 2012 to Ch$215,854 million for the nine months ended September 30, 2013, this line item has become a stable source of revenues. Also, worth noting is this small increase occurred amid a scenario of changes in insurance brokerage regulations (effective January 1, 2013) that affected fee income across the industry. Nevertheless, we overcame these changes with innovative value offerings that resulted in higher revenues from insurance brokerage. Our net fees and commissions income also benefited from higher revenues associated with the collection of overdue loans and the management of contingent loans (standby letters, guarantees, etc). These positive factors enabled us to more than offset lower fees from stock brokerage and mutual funds management.

•	Improved operating efficiency. Based on our cost control focus, efficiencies from our increasing business scale and continuously improving internal processes that have increased our productivity, we have been able to maintain a stable cost base, in spite of the growth of our business. During the nine months ended September 30, 2013, our operating expenses amounted to Ch$449,255 million, which were 1.9% below the figure posted a year earlier. As a result, we attained an efficiency ratio of 41.7% as of September 30, 2013.

The above enabled us to more than offset some negative factors, which included (i) provisions for loan losses that increased by 30.3%, largely driven by a financial deterioration in certain specific wholesale customers and a volume effect linked to loan growth in retail banking, and (ii) a sharp increase of 54.3% in income tax as a result of a loss of the tax benefits obtained in 2012 associated with our deferred taxes, due to the increase in the corporate tax rate, and the increase in income before income taxes in 2013.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, as well as average interest earning assets and average interest bearing liabilities, for the nine-month periods ended September 30, 2012 and 2013.

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Interest revenue	1,191,129	1,277,260	7.2%
Interest expense	(497,974)	(503,902)	1.2

Net interest income	693,155	773,358	11.6%

Net interest margin(1)(2)	4.52%	4.62%	—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on the basis of our daily balances for the Bank and on the basis of monthly balances for our subsidiaries.
(2)	Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

Our net interest income amounted to Ch$773,358 million for the nine months ended September 30, 2013, which represents a 11.6% increase from the same period of 2012. This annual increase was primarily the result of:

•	Average balances of loans that increased by 9.0%. This increase was primarily due to higher growth in retail loans. Retail average loans recorded a 12.6% increase as of September 30, 2013, compared to average loans in the wholesale segment posting a 4.3% increase. The effect of these increases, together with slightly higher lending spreads, especially in the wholesale market, fostered greater revenues from loans by approximately Ch$44,327 million in the nine months ending September 30, 2013 as compared to the same period of 2012.

•	Non-interest bearing liabilities that continue to be a key driver in our business model. Our average balances of current accounts and demand deposits recorded a 10.1% increase. Amid a scenario of flat short-term interest rates, primarily as a result of a monetary policy interest rate that stayed fixed at 5.0% during the last 20 months, the greater average balances allowed us to increase the profitability of our interest earning assets by approximately Ch$18,692 million.

•	Larger currency exposure (UF) in 2013 as compared to 2012. This was the result of expectations of a more normalized inflation rate during the third quarter of 2013, which led us to temporarily increase our exposure to the UF. As a result and despite a lower UF variation as of September 30, 2013 (1.10%) as compared to the same period of 2012 (1.33%), the contribution of our UF net asset position increased by approximately Ch$10,309 million. This was supplemented by a higher sloped yield curve in 2013 as compared to 2012, which lead to increased benefits from term gapping.

As a consequence, slightly higher lending spreads, higher contribution from our UF position and an improved cost of funding resulted in an 11.6% increase in net interest income. This increase proportionally exceeded the expansion in our interest earning assets during the same period. Accordingly, our net interest margin increased from 4.52% as of September 30, 2012 to 4.62% as of September 30, 2013.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Interest revenue	1,191,129	1,277,260	7.2%
Average interest earning assets:
Commercial loans	11,425,067	12,238,246	7.1
Residential mortgage loans	3,858,153	4,390,430	13.8
Consumer loans	2,621,263	2,884,512	10.0

Total loans	17,904,483	19,513,188	9.0

Cash and due from banks	358,704	407,978	13.7
Repurchase agreements	41,870	27,396	(34.6)
Financial investments	1,775,837	1,917,689	8.0
Loans and advance to banks	364,345	464,971	27.6

Total	20,445,239	22,331,222	9.2%

Average rates earned on total interest earning assets(1)(2):
Average nominal rates	7.77%	7.63%	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” in our 2012 Annual Report.
(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

Our interest revenues increased by 7.2% on a yearly basis, from Ch$1,191,129 million for the nine months ended September 30, 2012 to Ch$1,277,260 million for the nine months ended September 30, 2013. This increase is primarily explained by average loans that recorded a 9.0% rise, together with slightly higher lending spreads. These factors enabled us to more than offset the effects of lower inflation on UF-indexed assets. Measured as UF variation, inflation decreased from 1.33% in the nine months ended September 30, 2012 to 1.10% in the same period of 2013. All in all, the average yield earned on our interest earning assets slightly decreased from 7.77% as of September 30, 2012 to 7.63% as of September 30, 2013.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Interest expense	497,974	503,902	1.2%

Average interest-bearing liabilities:
Saving accounts and time deposits(1)	9,304,791	9,750,498	4.8%
Securities under agreements to repurchase	297,712	291,563	(2.1)
Borrowings from financial institutions	1,555,279	1,175,336	(24.4)
Debt issued	2,721,292	3,606,382	32.5
Other financial obligations	170,094	172,719	1.5

Total	14,049,168	14,996,498	6.7%

Average (Chilean peso-denominated) non-interest bearing current account and demand deposits	4,906,089	5,403,091	10.1%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates	4.73%	4.48%

(1)	Includes interest-earning demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” in our 2012 Annual Report.

Our interest expense increased by 1.2%, from Ch$497,974 million as of September 30, 2012 to Ch$503,902 million as of September 30, 2013. The rise in interest expense was proportionally lower than the increase in interest revenue, which explained the growth posted by our net interest income and margins. The tempered increase in interest expense was primarily attributable to: (i) a funding structure that continued to be highly composed of non-interest bearing liabilities such as current accounts and demand deposits, representing 23.5% of our total assets, which contributed to a lower cost of funding in spite of flat short-term interest rates and (ii) an increasingly diversified funding structure, especially through the placement of long-term debt in overseas markets, which given our high credit ratings has enabled us to benefit from lower risk premiums. As a result of the above, the average cost of funding from interest bearing liabilities decreased from 4.73% as of September 30, 2012 to 4.48% as of September 30, 2013.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Mutual funds	42,645	40,628	(4.7)
Insurance Brokerage	45,512	48,201	5.9
Current accounts, overdrafts, credit lines and credit cards	45,488	43,509	(4.4)
Sight accounts and ATMs	21,035	21,751	3.4
Stock brokerage	8,108	7,896	(2.6)
Collection of over-due loans	14,478	16,715	15.5
Cash management services	10,824	10,919	0.9
Letters of credit, guarantees, collateral and other contingent loans	9,518	11,564	21.5
Custody and trust services	4,566	5,031	10.2
Foreign trade and currency exchange	4,345	5,107	17.5
Financial advisory services	2,908	1,995	(31.4)
Credits and factoring	2,724	1,615	(40.7)
Collection services	951	614	(35.4)
Teller services expenses	(18)	410	—
Credit pre-evaluation services	(1,584)	(1,671)	5.5
Other	1,000	1,570	57.0

Total	212,500	215,854	1.6%

Despite some regulations that have affected our fee income from the insurance brokerage business since January 1, 2013, our net fees and commissions income continues to be an important source of revenues for us. For the nine months ended September 30, 2013 this income accounted for Ch$215,854 million, which exceeded by 1.6% the Ch$215,500 million recorded for the same period in 2012. This increase was mainly attributable to:

•	Higher fees and commission income from our insurance brokerage business. In spite of the previously mentioned regulation affecting this business, we overcame its effects by developing new products and services and taking advantage of higher consumption, real salaries and banking activity. Based on a 7.3% increase in written premiums, our insurance brokerage fee income grew from Ch$45,512 million for the nine months ended September 30, 2012 to Ch$48,201 million for the nine months ended September 30, 2013. This reflects an increase of 5.9% (Ch$2,689 million).

•	An increase in fee income associated with the collection of overdue loans. As a result of our loan growth, which produced a volume effect on overdue loans, and also due to evidence of economic slowdown, we have tightened our credit process from assessment through collection. As a result, fee income from these activities has increased by 15.5% (Ch$2,237 million), from Ch$14,478 million for the nine months ended September 30, 2012 to Ch$16,715 million for the nine months ended September 30, 2013.

•	Greater fee income from contingent loans, such as letters of credit, guarantees, collateral and other contingent loans, associated with the support provided to our customers in foreign exchange transactions (import / export). As a result, our fee income related to these activities increased by 21.5% (Ch$2,046 million), from Ch$9,518 million for the nine months ended September 30, 2012 to Ch$11,564 million for the nine months ended September 30, 2013.

•	The above positive factors were partially offset by: (i) a decrease of 4.7% in fee income from mutual funds management, which is related to a commercial mix effect (investors have been more oriented to fixed income) rather than a decrease in the volume of assets under management, which have increased 2.8%, and (ii) a decrease of 4.4% (Ch$1,979 million) in fee income from some core banking services, like current accounts, overdrafts, credit lines and credit cards, from Ch$45,488 million for the nine months ended September 30, 2012 to Ch$43,509 million in the same period of 2013.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from financial operating income, net gains and losses from foreign exchange transactions and other operating income. Financial operating income results include gains and losses realized on the sale of securities, gains and losses from the marking to market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the end of period translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions and existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Net financial operating income
Interest accrued on trading securities	7,419	8,452	13.9%
Gains on sales and mark to market	6,961	16,119	131.6
Gains (losses) on derivatives contracts	(5,777)	8,274	—
Gains (losses) from sales of loans	(112)	292	—

Total net financial operating (loss) income	8,491	33,137	290.3
Foreign exchange transactions, net	24,829	36,764	48.1
Other operating income	16,100	17,924	11.3

Total	49,420	87,825	77.7%

Our other income (loss) net recorded a 77.7% increase, from Ch$49,420 million for the nine months ended September 30, 2012 to Ch$87,825 million for the nine months ended September 30, 2013. This increase was mainly attributable to a 28.9% increase in results from the management of our investment portfolio, from Ch$14,268 million for the nine months ended September 30, 2012 (including interest accrued on trading securities of Ch$7,419 million, gains on sales and marking to market of Ch$6,961 million and losses from sales of loans of Ch$112 million) to Ch$24,863 million for the nine months ended September 30, 2013 (including interest accrued on trading securities of Ch$8,452 million, gains on sales and marking to market of Ch$16,119 million and gains from sales of loans of Ch$292 million). The net increase of Ch$10,595 million was largely explained by (i) greater sales in our available-for-sale portfolio for a total amount of Ch$7,716 million, which included a gain on the sale of MasterCard shares of approximately Ch$4,600 million, and (ii) greater results of approximately Ch$1,442 million from assets held for trading. Similarly, revenues from derivative positions, net of foreign exchange transactions, recorded a significant 136.4% annual increase from Ch$19,052 million for the nine months ended September 30, 2012 (including losses on derivatives contracts of Ch$5,777 million and gains in foreign exchange transactions of Ch$24,829 million) to Ch$45,038 million (including gains on derivatives contracts of Ch$8,274 million and gains in foreign exchange transactions of Ch$36,764 million) for the nine months ended September 30, 2013. This was primarily the consequence of favorable market conditions that were anticipated by our treasury and money market operations segment. Also worth mentioning is a positive exchange rate effect on the hedge of our U.S.$-denominated provisions for loan losses due to an 8.7% decrease in the Ch$/U.S.$ exchange rate in the nine-month period ended September 30, 2012 as compared to a 5.3% increase in the Ch$/U.S.$ exchange rate for the nine-month period ended September 30, 2013.

Provisions for Loan Losses

We recognize allowances to cover potential credit losses in accordance with IFRS. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” in our 2012 Annual Report and Note 10(b) to our Unaudited Consolidated Financial Statements. According to applicable regulations, the amount of provisions charged to income in any period consists of the net provisions for possible loan losses.

The following table displays information with respect to our provisions and allowances for loan losses, as well as our charge-offs, for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Provisions:
Gross provisions for loan losses	148,246	184,781	24.6%
Total loan loss recoveries	(29,695)	(30,321)	(2.1)
Net provisions for loan losses	118,551	154,460	30.3
Charge-offs:
Total charge-offs	136,952	144,220	5.3
Net charge-offs	107,257	113,899	6.2
Other asset quality data:
Total loans	18,385,100	20,423,462	11.1
Allowances for loan losses	372,550	412,653	10.8
Allowances for loan losses as a percentage of total loans	2.03%	2.02%
Average loans	17,904,483	19,513,188	9.0%
Provisions for loan losses as a percentage of average loans	0.88%	1.06%

Our net provisions for loan losses increased by 30.3% from Ch$118,551 million for the nine months ended September 30, 2012 to Ch$154,460 million for the nine months ended September 30, 2013. The primary drivers behind this increase of Ch$35,909 million were:

•	A volume effect associated with a 9.0% expansion in our average loans. All else being equal, the effect of loan growth on our provisions for loan losses amounted to approximately Ch$17,100 million. This is mostly composed of credit risk charges related to the increase of 12.6% in average loans of our Retail Banking segment. Accordingly, the increase in provisions for loan losses has been consistent with our focus on increasingly penetrating the retail market without major issues of credit risk deterioration.

•	A negative exchange rate effect on our loan loss provisions denominated in U.S. dollars. During the nine-month period ended September 30, 2012, the Ch$/U.S.$ exchange rate decreased by 8.7%, which had a positive impact of approximately Ch$5,980 million on our U.S.$-indexed provisions for loan losses. Conversely, during the nine-month period ended September 30, 2013, the Ch$/U.S.$ exchange rate posted an increase of 5.3%, with a negative effect of nearly Ch$4,040 million on provisions for loan losses denominated in U.S. dollars. Overall, the net exchange rate effect explains approximately Ch$10,020 million of greater provisions for loan losses.

•	A net deterioration of approximately Ch$5,600 million associated with specific risk events of certain wholesale customers. This is explained by greater releases of loan loss provisions in the nine month-period ended September 30, 2012 as compared to the same period of 2013, caused by credit risk upgrades in this segment.

As a result of the above, our credit quality indicators recorded a tempered deterioration, largely explained by the previously mentioned exchange rate effect. In fact, our ratio of provisions for loans losses as a percentage of average loans increased from 0.88% as September 30, 2012 to 1.06% as of September 30, 2013. We believe this small nine basis point annual increase is consistent with our growth strategy and demonstrates our commitment to asset quality, since most of the change is explained by shifts in the exchange rate rather than a deterioration in credit risk. Also, it is worth noting that the negative impact of exchange rate in provisions for loan losses is largely covered in operating revenues by the asset derivatives position that hedges our exposure to U.S.$-denominated provisions for loan losses.

Operating Expenses

The following table sets forth information regarding our operating expenses for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Personnel expenses	231,632	234,191	1.1%
Administrative expenses:
Advertising	21,209	20,522	(3.2)
Building maintenance	21,830	20,997	(3.8)
Rentals and insurance	17,262	18,269	5.8
Office supplies	4,796	6,556	36.7
Other expenses	110,951	117,965	6.3

Total administrative expenses	176,048	184,309	4.7
Depreciation and amortization	26,874	20,202	(24.8)
Impairments	648	133	(79.5)
Other operating expenses	22,842	10,420	(54.4)

Total	458,044	449,255	(1.9)%

Our cost base has remained stable over the last two years. For the nine months ended September 30, 2012 our operating expenses amounted to Ch$458,044 million as compared to the Ch$449,255 million for the nine months ended September 30, 2013. This represents a slight 1.9% decrease. Our stable operating expenses, amid growing operating revenues, has been the result of operating efficiencies from increasing business scale and continuously improving operating processes that have translated into higher productivity. As mentioned earlier, this has positively impacted our cost-to-income ratio. The primary factors that supported this moderate increase in operating expenses were:

•	A 4.7% increase in administrative expenses. This line item grew Ch$8,261 million, from Ch$176,048 million as of September 30, 2012 to Ch$184,309 million as of September 30, 2013. The increase was primarily attributable to: (i) other administrative expenses that increased by Ch$7,014 million, based on higher information technology and communication expenses that grew by Ch$1,907 million and greater expenses related to outsourced services by Ch$4,188 million, (ii) office supplies expenses that increased by Ch$1,760 million, which was supported by the purchase of password-generating devices (Ch$1,274 million) to be distributed among our customers in order to improve the security of electronic money transfers, and (iii) rentals and insurance expenses that increased by Ch$1,007 million in line with increasing rental costs in some cities. These elements were partially offset by maintenance expenses that decreased Ch$833 million, in line with a plan intended to improve the efficiency of our distribution network by shutting down some locations. We also reduced advertising expenses by Ch$687 million.

•	Personnel expenses that increased only 1.1% from Ch$231,632 million for the nine months ended September 30, 2012 to Ch$234,191 million for the nine months ended September 30, 2013. The small increase in personnel expenses correlates with a similar increase in headcount. This reflects the gains we have achieved in productivity and efficiency as our headcount remains steady while our commercial activity continues to post sustained growth. The increase of Ch$2,559 million in personnel expenses was primarily due to (i) salary expenses that increased Ch$8,277 million (6.1%), as a result of the rise in headcount and higher salaries, (ii) a decrease of Ch$3,166 million (5.9%) in bonuses and (iii) a decline of Ch$2,576 million (28.1%) in severance payments.

•	The above factors that increased our cost base were partially offset by other operating expenses that decreased from Ch$22,842 million for the nine months ended September 30, 2012 to Ch$10,420 million for the nine months ended September 30, 2013. This decrease of Ch$12,422 million is partially explained by lower operational write-offs by Ch$4,618 million in the nine-month period ended September 30, 2013 as compared to the same period of 2012. This was mainly explained by the implementation of an online current account system during 2012. In addition, in the nine-month period ended September 30, 2013, we incurred Ch$8,575 million in provisions for general expenses, which decreased to Ch$6,000 million in the same period of 2013. We also recorded a decrease of Ch$2,967 million in contingency provisions.

Income Tax

Under Law No. 19,396 we are permitted to deduct dividend payments made to SAOS from our taxable income. Consequently, our effective tax rate is lower than the statutory corporate income tax rate. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans, have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

On July 31, 2010, the Chilean Congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increased the statutory corporate income tax rate from 17.0% to 20.0% for 2011 and 18.5% for 2012, returning to 17.0% since 2013. In 2012 the government submitted a tax reform bill to the Congress, which was finally passed on September 27, 2012 (Law No. 20,630), establishing a new statutory corporate income tax rate of 20.0% from 2012 onwards.

Our income tax expense increased 54.3%, from Ch$41,631 million for the period ending September 30, 2012 to Ch$64,218 million during the same period of 2013. The annual increase of Ch$22,497 million, which is proportionally higher than the increase posted by our income before income tax, caused a yearly increase in the effective tax rate from 11.0% in the nine-month period ended September 30, 2012 to 13.5% in the same period of 2013.

The increase in the effective tax rate is largely explained by the previously mentioned change in the statutory corporate tax rate. This modification prompted one-off tax benefits associated with our deferred tax asset position, as a result of the increase in the tax rate from 18.5% for 2012 and 17.0% since 2013 (as formerly established by Law No. 20,455) to 20.0% from 2012 onwards (as later established by Law No. 20,630).

Business Segments

As mentioned earlier, we have organized our operations and commercial strategies into four business segments, which are defined according to the type of products and services offered to target customers.

To the extent that it is available and because we believe it is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed under our Internal Reporting Policies. A summary of differences between IFRS and our Internal Reporting Policies is presented under “—Summary of Differences between Internal Reporting Policies and IFRS.”

The accounting policies described in the summary of accounting principles in “—Critical Accounting Policies” apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our overall strategic goals.

In order to measure each segment’s financial performance, we use a business segment-based profitability system, which allows us to obtain information for each business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and we continuously work to improve it. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity and usefulness for management decision-making.

The financial information used to measure the performance of our business segments is not necessarily comparable to similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare the information of our operating segments are similar to those described in Note 4 to our Unaudited Consolidated Financial Statements appearing elsewhere in this current report, except as noted below:

•	The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, due to the difference between the effective individual transaction rate and our related fund transfer price in terms of maturity, re-pricing and currency.

•	The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments in proportion to the loans and demand deposits managed by each segment.

•	For purposes of allocating the effect of funding through capital and reserves, the internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

•	In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), we allocate all of our direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to a specific segment.

•	We apply Chilean GAAP, as required by the SBIF, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles significantly differ in certain respects from IFRS. A description of these differences is presented below under “—Summary of Differences between Internal Reporting Policies and IFRS.”

On July 1, 2013, our former factoring subsidiary (Banchile Factoring S.A.) was merged into the Bank. For accounting purposes, this subsidiary was previously presented under the Operations Through Subsidiaries business segment. As result of being absorbed by the Bank, the operations of this former subsidiary are now presented and allocated under our Retail and Wholesale Banking segments. Accordingly and for comparative purposes, information related to operations of our business segments has been restated for previous periods.

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
BANK’S INTERNAL REPORTING POLICIES:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Retail Banking	171,368	212,629	24.1%
Wholesale Banking	148,108	191,908	29.6
Treasury and Money Market Operations	14,116	7,607	(46.1)
Operations Through Subsidiaries	27,078	25,265	(6.7)
Other	—	—	—

Income before Income tax	360,670	437,409	21.3%

Retail Banking

For the nine months ended September 30, 2013 our Retail Banking segment recorded income before income tax of Ch$212,629 million, which favorably compares to the Ch$171,368 million posted in the same period of 2012. This evolution represents a 24.1% increase that was primarily influenced by operating revenues that rose 10.1%. The segment’s operating revenues increased from Ch$611,728 million for the nine months ended September 30, 2012 to Ch$673,771 million for the nine months ended September 30, 2013, principally due to:

•	Average loans that continued to grow at double-digit growth rates. For the nine months ended September 30, 2013, the average loans extended by our Retail Banking segment recorded a 12.6% increase. This growth was primarily driven by our penetration in residential mortgage loans, with average balances increasing by 13.7%. Also worth mentioning is our focus on SMEs that has translated into average commercial loan growth of 13.4% for the nine months ended September 30, 2013 as compared to the same period in 2012. Lastly, consumer loans have maintained a solid upward trend with an expansion of 10.2% in average balances. In this regard we have prioritized growth in the upper and middle income segments while being prudent in managing our exposure to the lower income segment. These volume trends were partially offset by a slight decrease in lending spreads.

•	Non-interest bearing deposits that have maintained attractive growth rates. For the nine months ended September 30, 2013, the segment’s average balances of current accounts and demand deposits increased 11.6% as compared to the same period in 2012. This benefited the margin of interest-earning assets held by the segment, based on a lower cost of funding, despite nominal interest rates that remained almost flat.

•	A greater contribution from the segment’s exposure to inflation. The Bank’s strategy of proactively managing its UF net asset position also benefited the Retail Banking segment. This was primarily the result of a volume effect that allowed us to offset a decrease in inflation (measured as UF variation). Also, market conditions resulted in a more favorable term structure, increasing revenues from gapping.

The above factors were partially offset by:

•	Provisions for loan losses that increased by 14.3%, from Ch$137,831 million for the nine months ended September 2012 to Ch$157,492 million in the same period of 2013. This was primarily the result of: (i) a volume effect associated with loan growth that explains approximately 86.9% of the annual variance in the segment’s provisions for loan losses and (ii) the allocation in this segment of approximately half of the total amount of additional provisions (Ch$7,388 million) charged in the nine months ended September 30, 2013.

•	Operating expenses that slightly increased by 0.6%, from Ch$302,912 million for the nine-month period ending September 30, 2012 to Ch$304,709 million for the same period in 2013.

Wholesale Banking

Our Wholesale Banking segment recorded income before income tax of Ch$191,908 million for the nine-month period ended September 30, 2013. This figure was 29.6% above the income before income tax recorded by the segment in the same period in 2012. The increase in the segment’s income before income tax was primarily explained by:

•	Operating revenues that grew 21.1%. This increase was mainly caused by:

•	A loan portfolio that continues to grow, although at lower rates than in the Retail Banking segment. Our wholesale average loans increased by 4.3%. This increase was mainly driven by significant growth in large companies (companies with annual sales between Ch$1,600 million and Ch$70,000 million) with average loans increasing 12.6%. Conversely, average loans extended to corporations (annual sales above Ch$70,000 million) decreased by 4.7%. The segment’s overall growth includes the acquisition of a portfolio of commercial loans from a local bank for approximately Ch$430,000 million during the third quarter of 2013. The downward trend in loans to corporations had to do not only with increased competition within the local banking industry but also from local and international debt markets, which have become an attractive source of funding for Chilean companies that benefit from a low country risk premium. Unlike other players, we have tried to maintain a fair risk-return relationship, so we have taken a more cautious commercial approach, especially in lending to corporations. As a result, the overall growth in average loans for our Wholesale Banking segment has been accompanied by a slight increase in lending spreads.

•	A 6.9% increase in average balances of current accounts and demand deposits. The expansion in the segment’s non-interest bearing liabilities improved the funding of interest earning assets held by the segment, which translated into higher margins.

•	Higher inflation and more term gapping possibilities. Similarly to our Retail Banking segment, the Bank’s greater exposure to UF assets increased the operating revenues posted by this segment. This was supplemented by a higher-sloped term structure that increased revenues from gapping.

•	A positive exchange rate effect. In the nine-month period ended September 30, 2012 the Ch$/U.S.$ exchange rate decreased by 8.7%. This compares to the 5.3% increase in the exchange rate in the nine-month period ended September 30, 2013. In total, the positive net exchange rate effect embedded in the segment’s operating revenues amounts to approximately Ch$10,020 million on an annual basis.

•	A 9.7% decrease in operating expenses, from Ch$93,188 million for the nine months ended September 30, 2012 to Ch$84,173 million for the nine months ended September 30, 2013. The decrease in the segment’s cost structure was mainly related to lower growth in commercial activity as compared to 2012. Also, there have been lower allocated costs associated with information technology projects under development.

All of the above was partially offset by an increase of Ch$16,453 million in provisions for loan losses, from a net release of Ch$176 million for the nine months ended September 30, 2012 to a net charge of Ch$16,276 million in the same period in 2013. The variance in credit risk charges was mainly due to: (i) a negative net exchange rate effect of approximately Ch$10,020 on U.S.$-denominated provisions for loan losses as a result of the exchange rate variation mentioned above, (ii) approximately half of the additional provisions (Ch$7,388 million) recognized by the Bank as of September 30, 2013 that was allocated to this segment, and (iii) a net risk profile deterioration of certain wholesale customers from diverse economic sectors.

Treasury and Money Market Operations

Our treasury and money market operations segment recorded a decrease of Ch$65,510 million in income before income tax, from Ch$14,116 million for the nine months ended September 30, 2012 to Ch$7,607 million in the same period in 2013. This annual variance represents a 46.1% decrease in the segment’s bottom line. The primary drivers explaining this behavior in net results were:

•	Lower inflation. In the nine-month period ended September 30, 2012 the UF posted an increase of 1.33% as compared to the 1.10% increase recorded in the same period of 2013. The lower inflation (measured as UF variation) reduced the accrual of UF-denominated fixed-income securities held in the Bank’s investment portfolio, which is managed by this segment.

•	Lower results associated with our trading portfolio. This was the combination of opposing effects. On the one hand there were some favorable net shifts in yield curves on which we held derivatives and/or spot positions. On the other hand, these effects were more than offset by a charge of approximately Ch$6,500 million related to the first adoption of Counterparty Value Adjustment (CVA) intended to recognize credit risk exposure for positions held in derivatives.

The above was partially offset by higher sales in our AFS portfolio. In the nine-month period ended September 30, 2013 we carried out sales of Ch$11,137 million as compared to the Ch$5,620 million sold in the same period of 2012. The sales realized in 2013 included the sale of our position in MasterCard shares, which translated into a gain of approximately Ch$4,600 million and explained most of the annual variance.

Operations Through Subsidiaries

Our subsidiaries recorded income before income tax of Ch$25,265 million for the nine months ended September 30, 2013. This figure represented an annual decrease of approximately 6.7% as compared to the Ch$27,078 recorded in the same period of 2012. This decrease was fostered by:

•	A decrease of approximately Ch$1,782 million of income before income tax in our Mutual Funds subsidiary. This decrease was caused by a mix rather than a volume effect. In fact, as of September 30, 2013, the average volume of assets under management held by this subsidiary grew by 2.8%, while the number of mutual funds participants increased by 3.8%. However, these positive business trends were more than offset by an unfavorable commercial mix effect associated with diminished possibilities for short-term gains in the stock markets that encouraged investors to prefer fixed-income securities. Since fixed-income transactions generate lower commissions, the subsidiary’s operation margin has been affected by investors’ new preferences. Also, the decline in results is in line with a highly competitive environment.

•	A decline in the income before income tax of our Stock Brokerage subsidiary by approximately Ch$1,090 million. This is primarily explained by lower revenues from currency trading and no significant changes in stock trading turnover, which has remained almost flat. The effect of these factors has been amplified by higher operating expenses associated with organizational restructuring.

•	A decrease of approximately Ch$1,084 million in income before income tax in our Financial Advisory subsidiary. This is explained by higher advisory activity in terms of the number of transactions, but smaller transaction amounts than in the nine months ended September 30, 2012.

The above factors were partly offset by:

•	An increase of approximately Ch$1,223 million in income before income tax in our Insurance Brokerage subsidiary. Despite the effect of new regulations in this business, our subsidiary has been able to benefit from the design and implementation of improved value offerings and take advantage of the economic cycle that has prompted higher consumption and real salaries but is slowing down moderately. As a result, the average amount of written premiums managed by the subsidiary increased by approximately 7.3% on an annual basis.

•	An increase of approximately Ch$1,099 million in income before income tax recorded by our Collection Services subsidiary. This is explained by the moderate slowdown observed in the local economy that has ultimately increased the demand for these kinds of services.

Summary of Differences Between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the nine-month periods ended September 30, 2012 and 2013 in accordance with our internal reporting policies (Chilean GAAP) and under IFRS:

	Nine Months Ended September 30,
	2012	2013
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	360,673	437,391
Reconciliation to IFRS	18,455	37,723

Income before income tax (IFRS)	379,128	475,114
Net income (Internal Reporting Policies)	327,911	380,720
Reconciliation to IFRS	9,586	30,176

Net income (IFRS)	337,497	410,896
Equity (Internal Reporting Policies)	1,834,543	2,225,831
Reconciliation to IFRS	398,948	465,318

Equity (IFRS)	2,233,491	2,691,149

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS was Ch$1,372 million and Ch$2,886 million lower than our internally reported net income for the nine months ended September 30, 2012 and 2013, respectively.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the SBIF based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of this accounting policy difference, there was no impact on our net income under IFRS for the nine months ended September 30, 2012, as no additional provisions were established, but our net income under IFRS for the nine months ended September 30, 2013 was Ch$7,388 million higher than our internally reported net income for this period.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the SBIF. Under IFRS, these assets are deemed non current assets held for sale and their accounting treatment is set by IFRS 5 “Non Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5, these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, our net income under IFRS was Ch$2,282 million and Ch$1,507 million higher than our net income internally reported for the nine months ended September 30, 2012 and 2013, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the SBIF. For the nine months ended September 30, 2012 and 2013, the Bank recorded allowances of Ch$214,885 million and Ch$247,569 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income, only in equity.

LIQUIDITY AND CAPITAL RESOURCES

Overview

A sound liquidity strategy must be focused on ensuring that funds are available to honor our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity (i.e., the ability to raise funds when they are needed without incurring abnormal costs) and trading liquidity (i.e., the ability to easily decrease debt held in our portfolios and/or offset price risk positions generated by derivative transactions).

Liquidity risk can be technically broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to decrease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to our inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed but by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio and comprise some portion of the AFS portfolio. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the AFS portfolio.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and government instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term banks’ time deposits can also be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to ensure funding liquidity. We diversify through the establishment of triggers that monitor concentrations of funding sources, maturities, currencies, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

In particular, our funding strategy aims to satisfy our customers’ needs and to enhance our product base offering while maintaining a prudent diversification profile across products, currencies and maturities. We are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition, we are continuously issuing either senior or subordinated bonds in order to match both the liquidity and the interest rate risk generated by our long-term loans.

In addition to our own metrics in place to monitor liquidity, the Central Bank and the SBIF have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately for each currency (Chilean Peso and foreign currencies).

In addition, we are subject to a “technical” reserve requirement applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of a bank’s Regulatory Capital. Deposits and obligations payable on demand include:

•	deposits in current accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	savings deposits that allow unconditional withdrawals that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean regulations also require that the expected net outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected net outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions. Measurements must be made separately, by currency.

Mandatory metrics requested by the SBIF and other metrics developed by us utilizing internal models are prepared daily by our risk management teams. These reports are submitted daily to the corresponding treasury areas, which are in charge of overseeing and managing our liquidity. The Asset Liability Committee also monitors these metrics on a monthly basis.

Given our internal metrics and policies, we believe that our working capital is sufficient to meet our present needs.

Cash Flows

The tables below set forth our principal sources of cash. Our subsidiaries are not an important source of cash for us and therefore do not significantly affect our ability to meet our cash obligations. No legal, contractual or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as they abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	Nine Months Ended September 30,
	2012	2013
	(in millions of Ch$)
IFRS:
Net cash provided by operating activities	(126,387)	468,621

In the nine months period ended September 30, 2013 the net cash provided by our operating activities increased by approximately Ch$595,008 million as compared to the same period of 2012. This increase was mainly caused by: (i) an increase of Ch$349,252 million as of September 30, 2013 as compared to the same period of 2012 in the inflow from increasing balances of current accounts and other demand deposits, and (ii) a net decrease of Ch$328,587 million in the outflow associated with loans granted to customers and other financial institutions. These factors were partly offset by an increase of Ch$159,937 million in the outflow related to increasing balances of assets held-for-trading.

	Nine Months Ended September 30,
	2012	2013
	(in millions of Ch$)
IFRS:
Net cash used in investing activities	(52,971)	(518,739)

The net cash used in investing activities decreased from a net outflow of Ch$52,971 million during the nine months ended September 30, 2012 to a net outflow of Ch$518,739 million in the same period of 2013. The decrease of Ch$465,768 million was primarily caused by a net increase in the balance of financial assets available for sale that resulted in an outflow of Ch$505,623 million as of September 30, 2013 as compared to an outflow of Ch$31,547 million as of September 30, 2012, due to increasing purchases in 2013.

	Nine Months Ended September 30,
	2012	2013
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) financing activities	(265,765)	317,409

The net cash provided by (used in) our financing activities increased from a net outflow Ch$265,765 million as of September 30, 2012 to a net inflow of Ch$317,409 million as of September 30, 2013. The increase of Ch$583,174 million was mainly due to: (i) a net increase of Ch$641,947 million associated with higher inflows from and lower payments on foreign borrowings, (ii) a net inflow of Ch$429,273 million associated with higher proceeds from bond issuances, and (iii) the completion of the equity offering we started at the end of 2012, which translated into a net inflow of Ch$134,071 million. These factors were partly offset by a lower inflow of approximately Ch$412,163 million related to lower borrowings from financial institutions, and (ii) Ch$240,300 million of higher redemption of bond issuances.

Borrowings

Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the short-term portion of any long-term borrowings.

	As of September 30, 2012			As of September 30, 2013
IFRS:	Long-term	Short-term	Total	Long-term	Short-term	Total
	(in millions on Ch$)
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	28	—	28	11	—	11
Other borrowings from the Central Bank	—	—	—	—	—	—
Borrowings from domestic financial institutions	—	—	—	—	121	121
Borrowings from foreign institutions	172,649	951,820	1,124,469	132,804	743,311	876,115
Debt issued:
Bonds	2,006,404	—	2,006,404	3,081,495	—	3,081,495
Commercial paper (short-term bonds)	—	104,197	104,197		133,546	133,546
Subordinated bonds	744,105	—	744,105	748,922	—	748,922
Mortgage finance bonds	123,738	—	123,738	92,922	—	92,922
Other financial obligations	57,711	89,843	147,554	52,697	122,270	174,967

Total other interest bearing liabilities	3,104,635	1,145,860	4,250,495	4,108,851	999,248	5,108,099

The Bank was in material compliance with its debt instruments during 2012 and 2013.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings. The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. These credit lines are linked to the UF index and carried an average real annual interest rate of (0.53)% as of September 30, 2013. The maturities of the outstanding amounts are as follows:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	11
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	11
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	11

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. We currently do not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 0.88% as of September 30, 2013. The outstanding maturities of these borrowings as of September 30, 2013 were as follows:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	101,072
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	31,732
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	132,804
Total short-term(1)	743,311

Total foreign borrowings	876,115

(1)	Includes borrowings with maturities that were originally more than one year but which as of September 30, 2013 had remaining maturities of less than one year.

Bonds

Our bonds are denominated in local currency or, if denominated in foreign currency, are linked to the UF index through hedge-accounting derivative instruments, which carried an average real annual interest rate of 3.26% as of September 30, 2013. The bonds are intended to finance loans that have a maturity of more than one year.

The maturities of bonds as of September 30, 2013 were:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	259,761
Due after 1 year but within 2 years	168,057
Due after 2 years but within 3 years	420,864
Due after 3 years but within 4 years	352,222
Due after 4 years but within 5 years	343,441
Due after 5 years	1,670,696

Total bonds	3,215,041

During the nine months period ended September 30, 2013, Banco de Chile issued bonds in an amount of Ch$1,241,666 million.

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of September 30, 2013, the effective real interest rate was 4.68%, taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity of more than one year. As of September 30, 2013, the maturities of subordinated bonds, which are considered long-term, were:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	39,310
Due after 1 year but within 2 years	24,791
Due after 2 years but within 3 years	133,292
Due after 3 years but within 4 years	24,543
Due after 4 years but within 5 years	24,283
Due after 5 years	502,703

Total subordinated bonds	748,922

During the nine months period ended September 30, 2013, Banco de Chile issued subordinated bonds in an amount of Ch$3,596 million.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.93% as of September 30, 2013.

The maturities of mortgage finance bonds as of September 30, 2013 were:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	24,078
Due after 1 year but within 2 years	16,013
Due after 2 years but within 3 years	12,435
Due after 3 years but within 4 years	9,524
Due after 4 years but within 5 years	7,726
Due after 5 years	23,146

Total mortgage finance bonds	92,922

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies.

Capital Expenditures

For information on our capital expenditures, see Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures” in our 2012 Annual Report.

RECENT DEVELOPMENTS

Recent Financial Results

On January 14, 2014, we submitted our financial statements as of December 31, 2013 to the SBIF as required by SBIF regulations. These financial statements, which are provided below, are preliminary, are reported in Chilean GAAP, have not been reviewed by our auditors and do not rise to the level of finality of quarterly financial statements. The information in these financial statements is not comparable to any of our financial information reported in IFRS within this current report.

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2013

(CHILEAN GAAP)

ASSETS	MCh$
Cash and due from banks	873,308
Transactions in the course of collection	374,471
Financial assets held-for-trading	393,134
Receivables from repurchase agreements and security borrowings	82,422
Derivative instruments	374,688
Loans and advance to banks	1,062,056
Loans to customers, net	20,389,033
Financial assets available-for-sale	1,673,704
Financial assets held-to-maturity	—
Investments in other companies	16,670
Intangible assets	29,671
Property and equipment	197,578
Current tax assets	3,202
Deferred tax assets	145,904
Other assets	318,029

TOTAL ASSETS	25,933,870

LIABILITIES	MCh$
Current accounts and other demand deposits	5,984,332
Transactions in the course of payment	126,343
Payables from repurchase agreements and security lending	256,766
Saving accounts and time deposits	10,402,725
Derivative instruments	445,132
Borrowings from financial institutions	989,465
Debt issued	4,366,960
Other financial obligations	210,926
Current tax liabilities	10,333
Deferred tax liabilities	36,569
Provisions	551,898
Other liabilities	268,105

TOTAL LIABILITIES	23,649,554

EQUITY
Belongs to the Bank’s owners:
Capital	1,849,351
Reserves	213,636
Other comprehensive income	15,928
Retained earnings:
Retained earnings from previous periods	16,379
Income for the period	513,602
Less:
Provision for minimum dividends	(324,582)

Subtotal	2,284,314
Non-controlling interest	2

TOTAL EQUITY	2,284,316

TOTAL LIABILITIES AND EQUITY	25,933,870

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME FOR THE PERIOD

As of December 31, 2013

(CHILEAN GAAP)

MCh$
Interest revenue	1,763,540
Interest expense	(704,371)

Net interest income	1,059,169

Income from fees and commissions	386,733
Expenses from fees and commissions	(99,639)

Net fees and commissions income	287,094

Net financial operating income	11,084
Foreign exchange transactions, net	71,457
Other operating income	27,221

Total operating revenues	1,456,025

Provisions for loan losses	(241,613)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES	1,214,412

Personnel expenses	(323,236)
Administrative expenses	(252,501)
Depreciation and amortization	(28,909)
Impairments	(2,247)
Other operating expenses	(16,051)

TOTAL OPERATING EXPENSES	(622,944)

NET OPERATING INCOME	591,468

Income attributable to associates	2,071

Income before income tax	593,539
Income taxes	(79,936)

NET INCOME FOR THE PERIOD	513,603

Attributable to:
Bank’s owners	513,602
Non-controlling interest	1

We have not yet finalized our financial statements for the fourth quarter ended December 31, 2013. During the course of finalizing these financial statements, we may identify items that would require us to make adjustments to our preliminary operating results and other preliminary financial data for the month ended December 31, 2013, and any such adjustments may be material. We do not expect to disclose publicly whether or not our expectations have changed, or to update our expectations, other than through the release of actual results in the ordinary course of business. Our expectations should not be regarded as a representation by anyone regarding our results for the fourth quarter ended December 31, 2013. The assumptions and estimates underlying our expectations are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties, including those described under “Forward-Looking Statements.” Accordingly, there can be no assurance that actual results will not differ materially from our expectations or that these results are indicative of any future performance. You should not place undue reliance on our expectations.

Our independent registered public accounting firm, Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada, has not audited, reviewed, compiled or performed any procedures with respect to the financial statements for the month ended December 31, 2013 or the fourth quarter ended December 31, 2013 and, accordingly, Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada does not express an opinion or any other form of assurance with respect thereto.

Debt Issuances

We recently issued three series of medium term notes under our MTN Program. On October 16, 2013, we issued HKD 699 million (approximately U.S.$90 million) of 4.25% Fixed Rate Notes due 2028 in Hong Kong. On November 25, 2013, we issued JP¥11,100,000,000 (approximately US$113 million) of 0.74% Fixed Rate Notes due 2016 in Japan. On December 16, 2013, we issued JP¥5,800,000,000 (approximately US$59 million) of 1.03% Fixed Rate Notes due 2019 in Japan.

On December 3, 2013, we issued CHF175,000,000 (approximately US$205 million) of 1.50% Fixed Rate Notes due 2019 in Switzerland. These notes were not issued under our MTN Program.

In addition, we have issued an aggregate of approximately U.S.$240 million of commercial paper in international markets, in six separate issuances, since September 30, 2013. Two of these issuances (for a total of U.S$70 million) were in October of 2013 and the other four were in December of 2013.

New Insurance Brokerage Regulation

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective. This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the Superintendencia de Valores y Seguros (the Chilean Superintendency of Securities and Insurance, or “SVS”) on July 26, 2013. The new regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy. This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions. The premiums and commissions subject to refund will be calculated in proportion to the unelapsed period. This refund obligation applies with respect to insurance policies issued after this new regulation became effective. Prior to this new regulation, unearned premiums were refunded only if the early termination took place within the later of forty-five days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). We do not expect these new refund obligations to have a material effect on our results of operations.

New Maximum Legal Interest Rates

The proposed Chilean law regarding maximum interest rates discussed in our 2012 Annual Report was enacted on December 13, 2013 upon publication of Law 20,715 in the Chilean Official Gazette. This legislation will affect all Chilean businesses that charge interest (including all banks) on loans up to UF 200 (approximately U.S.$8,900), including installment loans, credit cards, credit line loans and overdue loans. This regulation requires, among other things, a new method for calculating the maximum legal interest rate for loans not indexed to inflation with terms longer than 90 days, which results in a reduction of the maximum legal interest rate applicable to such debtors. We do not expect this law, based on our preliminary analysis, to have a material effect on our results of operations.

Bankruptcy Law

On January 9, 2014, a new Bankruptcy Law was published in the Chilean Official Gazette and will become effective nine months following such publication. Among the main changes introduced by this law is Article 57, which is intended to protect debtors and provides that, during a 30-day term beginning on the date of the appointment of observers:

(i)	the creditors of a debtor may not request its liquidation;

(ii)	no proceeding seeking the issuance of a warrant of attachment, execution or similar process may be initiated against a debtor;

(iii)	no proceeding seeking the restitution of leased assets may be initiated against a debtor;

(iv)	all proceedings referred to in (ii) and (iii) directly above will be suspended, as well as the term of the statute of limitations;

(v)	all the agreements entered into by a debtor will remain valid and effective and its payments terms and conditions will remain in force. Consequently, these agreements may not be early terminated without the consent of the debtor nor be enforced, even if the commencement of a reorganization proceeding under the Bankruptcy Law constitutes an event of default under such agreement. Thus, any guarantees granted to secure the obligations of the debtor may not be enforced; and

(vi)	if a debtor forms part of a public registry as a contractor or service provider, and it is in compliance with its obligations with the relevant principal, it cannot be excluded from such public registry and may not be prohibited from participating in any relevant bidding process.

Latibex Delisting

Effective October 18, 2013, we voluntarily delisted our trading units from the Mercado de Valores Latinoamericanos (“Latibex”).

Absorption of Banchile Factoring S.A. into Banco de Chile

In June 2013, we acquired all of the shares of our former subsidiary Banchile Factoring S.A. held by its sister corporation Banchile Asesoria Financiera S.A. Pursuant to the Chilean Ley de Sociedades Anónimas (“Chilean Corporations Law”), after a period of ten days ending on June 30, 2013, Banchile Factoring S.A. was dissolved and Banco de Chile became its successor for all legal purposes on July 1, 2013.

Banking Regulator and Consumer Protection Law

On April 30, 2013, the SBIF revoked a set of rules that regulated, among other things, contractual amendments related to the collection of commissions for banking services and products and the form through which clients may give their consent to those amendments. These rules were revoked as a result of an SBIF analysis of its role regarding these matters in accordance with the Ley de Protección de los Derechos de los Consumidores, as amended (the “Consumer Protection Law”).

On December 19, 2013, the Ministry of Economy issued a new regulation regarding contracts for financial products. The new regulation prescribes the conditions under which consumers may validly consent to amendments or terminations of these contracts. We do not expect this regulation to have a material effect on our results of operations.

Proposed Amendment to Regulations on Allowances and Credit Risk

On December 18, 2013 the SBIF published for comment a set of amendments to the regulations on Allowances for Loan Losses that proposes a new standard model for calculating allowances for residential mortgage loans. Since there is currently only a general proposal for these regulations, it is not yet possible to determine their effects on our results. While we have internal models to evaluate groups of loan portfolios, we are not yet able to conclude whether these models will comply with the conditions to be set by these regulations, once they are final.

A Potential Tax Reform in Chile may Increase our Tax Burden

A new administration will assume control of the government in March of 2014. The new administration has announced a potential tax reform, specifically a potential increase in the corporate income tax rate, among other changes. The effects of these potential changes cannot yet be quantified; however, they may adversely affect our results of operations, increase our costs or impact our profitability.

Directors/Audit Committee Appointment

Mr. Juan Enrique Pino Visinteiner was appointed to our directors/audit committee on September 26, 2013, to replace Mr. Fernando Concha.

Attached as Exhibit 2 hereto is the form of underwriting agreement to be entered into by and among Banco de Chile, the selling shareholder named therein and the underwriters named therein.

FORWARD-LOOKING STATEMENTS

This current report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual results may differ materially from our expectations. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

•	statements about market risks, including interest rate risk and foreign exchange risk;

•	statements about our future economic performance or that of Chile or other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “aims,” “seeks,” “expect,” “intend,” “target,” “objective,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “could,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (i) our asset growth and financing plans, (ii) trends affecting our financial condition or results of operations and (iii) the impact of competition and regulations, but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those described in forward-looking statements as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us could significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America or the United States;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	increased costs;

•	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	natural disasters;

•	the effect of tax laws on our business; and

•	the factors discussed under “Risk Factors” beginning on page 8 of our 2012 Annual Report.

You should not place undue reliance on forward-looking statements, which speak only as of the date that they were made. This cautionary statement should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to publicly release any revisions to such forward-looking statements after the filing of this current report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

INCORPORATION BY REFERENCE

The information contained in this current report is hereby incorporated by reference into Banco de Chile’s registration statement filed on Form F-3 (Registration File No. 333-172727) on March 10, 2011 under the Securities Act.

Exhibits

Exhibit No.	Description

1	Unaudited consolidated financial statements as of and for the nine months ended September 30, 2012 and September 30, 2013

2	Form of Underwriting Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 14, 2014

Banco de Chile

By:	/s/ Arturo Tagle Q.
Arturo Tagle Q.
CEO

EXHIBIT INDEX

Exhibit No.	Description

1	Unaudited consolidated financial statements as of and for the nine months ended September 30, 2012 and September 30, 2013

2	Form of Underwriting Agreement